Exhibit 99.1

KBS Fashion Group Limited Announces Launch of New Investor Relations Website

SHISHI, China, Nov. 5, 2014 /PRNewswire/ -- KBS Fashion Group Limited ("KBS" or the "Company") (NASDAQ: KBSF), formerly known as Aquasition Corp. (NASDAQ: AQU), a leading fully-integrated casual menswear company in China, today unveiled its new investor relations website at www.kbsfashion.com.

The new Investor Relations section features immediate posting of the Company's press releases, the automated posting of SEC filings, and will feature future quarterly financial information. Stock information data such as quotes, charts and historical prices are updated on demand with a 20-minute delay. There are also sections dedicated to executive management and Board profiles, corporate governance, frequently asked questions, and IR contact information.

Mr. Keyan Yan, Chairman and CEO of the Company commented, "We are pleased to have launched our new IR website which provides investors with greater insight into our business and operations.  It is our goal to present our company in an organized and easy-to-access format.  The launch of our new IR website is just one of many significant steps we are taking to improve the visibility of our Company.  We invite our existing and potential shareholders to visit our website for an overview of our Company."

About KBS Fashion Group Limited

KBS Fashion Group Limited is a leading fully-integrated casual menswear company in China with a demonstrated track record of designing, manufacturing, marketing, and selling its own line of fashion menswear. The Company's products include men's apparel, footwear and accessories, primarily targeting urban males between the ages of 20 and 40 in the Tier II and Tier III cities in China. KBS sells its products through a network of 114 KBS stores and over a number of multi-brand stores.

Forward-Looking Statements

This press release contains statements that are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements contained in this press release, other than statements of historical facts, are "forward-looking statements" for purposes of these provisions. The words "believe," "expect," "anticipate," "project," "targets," "optimistic," "intend," "aim," "will" or similar expressions are intended to identify forward-looking statements.  You are cautioned that any such forward-looking statements are not guarantees of future performance and that a number of risks and uncertainties could cause our actual results to differ materially from those anticipated, expressed or implied in the forward-looking statements.  These risks and uncertainties include, but not limited to, the factors mentioned in the "Risk Factors" section of our Annual Report on Form 20-F for the fiscal year ended December 31, 2013, and other risks mentioned in our other reports filed with the SEC, which are available over the Internet at the SEC's website at http://www.sec.gov. The Company assumes no obligation and does not intend to update any forward-looking statements, except as required by law.

For further information please contact:

Mr. Sterios Souyoutzoglou
Director and Chief Strategic Officer
ir@kbsfasion.com
T: +1 (646) 432 0752
www.kbsfashion.com

Mr. Bill Zima
ICR, Inc.
T: +1 (203) 682-8233